# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PENSKE AUTOMOTIVE GROUP, INC., CIK 0001019849
CUSIP: 70959W103
Title of class of securities: Common Stock (Par Value $0.0001 Per Share)
Address of issuer's principal executive offices: 2555 Telegraph Road, Bloomfield Hills, Michigan (MI), 48302
Date of event which requires filing of this statement: 05/14/2025
Filed by CIK 0000067099
Persons authorized to receive notices and communications: Mr. Toshiyuki Kojima, GM Light, Vehicle Solutions Business Div., Mitsui & Co., Ltd., 2-1 Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan (M0), 100-8631, 81-3-3285-1111; Mr. Harumasa Suzuki, SVP, Mitsui & Co. (U.S.A.), Inc., 200 Park Avenue, New York, New York (NY), 10166, 212-878-4000; Ezra Borut, Esq., Debevoise & Plimpton LLP, 66 Hudson Blvd E, New York, New York (NY), 10001, 212- 909-6000

## Reporting persons
- Mitsui & Co., Ltd. (CIK 0000067099): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); member of a group; sole voting power 0; shared voting power 13,322,205; sole dispositive power 0; shared dispositive power 13,322,205; aggregate amount beneficially owned 13,322,205 (20.1% of the class); the aggregate amount excludes certain shares
  Comment: To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
  
  All percentages are based on 66,168,443 shares of Common Stock issued and outstanding as of April 25, 2025, as set forth in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on May 1, 2025.
- Mitsui & Co. (U.S.A.), Inc. (CIK 0001283674): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); member of a group; sole voting power 0; shared voting power 13,322,205; sole dispositive power 0; shared dispositive power 13,322,205; aggregate amount beneficially owned 13,322,205 (20.1% of the class); the aggregate amount excludes certain shares
  Comment: To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
  
  All percentages are based on 66,168,443 shares of Common Stock issued and outstanding as of April 25, 2025, as set forth in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on May 1, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock (Par Value $0.0001 Per Share)
Name of issuer: PENSKE AUTOMOTIVE GROUP, INC.
Address of issuer's principal executive offices: 2555 Telegraph Road, Bloomfield Hills, Michigan (MI), 48302
Comment: This Amendment No. 13 amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 25, 2003, by Amendment No. 2 filed on February 17, 2004, by Amendment No. 3 filed on March 26, 2004, by Amendment No. 4 filed on January 27, 2006, by Amendment No. 5 filed on September 18, 2006, by Amendment No. 6 filed on February 5, 2010, by Amendment No. 7 filed on July 30, 2013, by Amendment No. 8 filed on October 23, 2017 by Amendment No. 9 filed on March 27, 2018, by Amendment No. 10 filed on December 14, 2018, by Amendment No. 11 filed on March 1, 2019 and by Amendment No. 12 filed on December 21, 2021 (the "Statement"). Information reported in the Statement remains in effect except to the extent that it is amended, restated, superseded or supplemented by information contained in this Amendment No. 13. Capitalized terms used and not defined in this Amendment No. 13 shall have the meanings set forth in the Statement.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Statement is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 13, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and supplemented as follows:

The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 13,322,205 shares of Common Stock. The Common Stock owned by the Reporting Persons constitutes approximately 20.1% of the Common Stock issued and outstanding, computed on the basis of 66,168,443 shares of Common Stock issued and outstanding as of April 25, 2025 (as provided in the Company's most recent Form 10-Q). To the Reporting Persons' knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
Number of shares as to which each person has sole or shared power to vote or dispose: Mitsui Japan and Mitsui USA have the shared power to vote (or to direct the vote) and to dispose (or direct the disposition) of 13,322,205 shares of Common Stock.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby supplemented as follows:

On May 14, 2025, Mitsui USA and the Company entered into an amended and restated services agreement (the "Services Agreement") governing the terms and conditions of an arrangement whereby Mitsui USA is expected to arrange for an employee of the Reporting Persons to provide certain supporting services from time to time to the Company. A copy of the Services Agreement is filed hereto as Exhibit 31 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 30 Annex A, dated June 27, 2025.

Exhibit 31 Amended & Restated Services Agreement dated as of May 14, 2025, by and among Mitsui USA and the Company (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 14, 2025).

Exhibit 32 Power of Attorney for Toshiyuki Kojima dated June 24, 2025.

## Signatures
- Mitsui & Co., Ltd.: */s/ Toshiyuki Kojima, Toshiyuki Kojima/Attorney-in-Fact (06/27/2025)
- Mitsui & Co. (U.S.A.), Inc.: /s/ Harumasa Suzuki, Harumasa Suzuki/Senior Vice President (06/27/2025)
Comment: * Duly authorized under Power of Attorney filed as Exhibit 32 to the Statement.